

October 6, 2020

James Shanahan
Chief Financial Officer
Focus Financial Partners Inc.
875 Third Avenue, 28th Floor
New York, New York 10022

      Re: **Focus Financial Partners Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 25, 2020
          File No. 001-38604

Dear Mr. Shanahan:

We have reviewed your September 30, 2020 response to our comment letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our September 8, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1.   We acknowledge your response to prior comment 2 and your reference to Example 25 at ASC 606-10-55-221 through 55-225. Please revise your proposed policy disclosure regarding variable consideration for your wealth management fees consistent with your response and the referenced guidance to:
   - Indicate that at contract inception these fees are constrained because they are based on market values and market performance that:
     ° Is highly susceptible to factors outside your control;
     ° Although you have experience with your arrangements, that experience is of little predictive value in determining future performance of the market; and

James Shanahan
Focus Financial Partners Inc.
October 6, 2020
Page 2

- ° Therefore you cannot conclude that it is probable that a significant reversal of cumulative revenue recognized would not occur if you included your estimate of these fees in the transaction price; and
- Indicate that at the end of each quarterly reporting period the market uncertainty is resolved and you can therefore update your estimate of the transaction price for the services provided during that quarter and conclude that a significant reversal will not occur for those services already provided.

In this regard, we note that your proposed disclosure that "[t]here are no constraints on the Company's variable consideration" is inconsistent with the reference guidance and the requirement to assess variable consideration at contract inception under ASC 606-10-32-1 and 32-2.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance